Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended September 30, 2022

Hamilton, Bermuda, November 10, 2022, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2022.

Recent Developments

Steam Vessel Transactions

In September 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) completed the previously announced sale of the Methane Shirley Elisabeth, a 145,000 cubic meter (“cbm”) steam turbine propulsion (“Steam”) LNG carrier built in 2007, to an unrelated third party for a gross sale price of approximately $54.0 million. The sale resulted in the recognition of a loss on disposal of $0.2 million. The outstanding indebtedness of $32.2 million associated with the vessel was prepaid pursuant to its sale.

Οn October 31, 2022, GasLog Partners completed the sale and lease-back of the Methane Heather Sally, a 145,000 cbm Steam LNG carrier built in 2007, for $50.0 million. The vessel was sold to an unrelated third party and leased back under a bareboat charter until the middle of 2025 with no repurchase option or obligation. The completion of the transaction released approximately $17.0 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Partnership, while the vessel remains on its new three-year charter with a Southeast Asian charterer (“SEA Charterer”).

New Charter Agreements

During the third quarter of 2022, GasLog signed a two-year agreement with Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”) for the GasLog Skagen, a tri-fuel diesel electric (“TFDE”) LNG carrier. In addition, GasLog extended its current charter with Clearlake Shipping Pte Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”) for a period of three years for the GasLog Salem, a TFDE LNG carrier.

The Partnership also entered into three additional charter agreements, including: (1) a two-year time charter agreement for the GasLog Shanghai, a TFDE LNG carrier, with Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”), (2) a one-year time charter agreement for the Solaris, a TFDE LNG carrier, with an energy major and (3) a one-year time charter agreement for the GasLog Seattle, a TFDE LNG carrier, with a Swiss-headquartered energy trading company.

Dividend Declarations

On November 9, 2022, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on November 11, 2022, to shareholders of record as of November 10, 2022.

Financial Summary

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2021	September 30, 2022
Revenues	$208,162	$241,918
Profit for the period	$48,542	$109,123
Adjusted EBITDA[1]	$157,722	$192,861
Adjusted Profit[1]	$60,183	$84,762

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,199 available days for the quarter ended September 30, 2022, as compared to 3,096 available days for the quarter ended September 30, 2021. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The increase in available days was mainly driven by the decrease in off-hire days for scheduled dry-dockings (65 dry-docking off-hire days in the three-month period ended September 30, 2021 compared to nil dry-docking off-hire days in the three-month period ended September 30, 2022) and the delivery of the GasLog wholly owned vessel, the GasLog Winchester on August 24, 2021, partially offset by a decrease of available days due to the sale of the Methane Shirley Elizabeth in September 2022.

Revenues were $241.9 million for the quarter ended September 30, 2022 ($208.2 million for the quarter ended September 30, 2021). The increase in revenues is mainly attributable to our vessels operating in the spot market in the third quarter of 2022, in line with the improvement of the LNG shipping spot and term market. There was also an increase from the aforementioned delivery of the GasLog Winchester, combined with 65 fewer off-hire days due to the scheduled dry-dockings of four of our vessels in the third quarter of 2021 (compared to nil in the same period in 2022).

Profit for the period was $109.1 million for the quarter ended September 30, 2022 ($48.5 million for the quarter ended September 30, 2021). The increase in profit is mainly attributable to the increase in revenues, as discussed above, the increase in gain on derivatives, mainly due to the increase in the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss and the impairment loss recognized in September 2021, partially offset by an increase in financial costs which is mainly attributable to the increase in interest expense on loans, mainly due to an increase in the London Interbank Offered Rate (“LIBOR”) rates in the third quarter of 2022 as compared to the same period in 2021.

Adjusted EBITDA was $192.9 million for the quarter ended September 30, 2022 ($157.7 million for the quarter ended September 30, 2021). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $33.7 million, as discussed above and the decrease of $2.8 million in vessel operating and supervision costs, partially offset by an increase of $0.6 million in voyage expenses mainly due to the increased utilization of the Group’s vessels. The decrease in vessel operating and supervision costs is mainly attributable to a decrease in technical maintenance expenses and crew costs. Both decreases were largely related to the favorable movement of the Euro (“EUR”)/U.S. Dollar (“USD”) exchange rate in the third quarter of 2022 compared to the same period in 2021, partially offset by an increase in operating costs due to inflationary pressures, as well as due to the in-house management of the Solaris (after its redelivery into our managed fleet on April 6, 2022).

Adjusted Profit was $84.8 million for the quarter ended September 30, 2022 ($60.2 million for the quarter ended September 30, 2021). The increase in Adjusted Profit is mainly attributable to the increase in Adjusted EBITDA partially offset by the increase in financial costs, as discussed above.

As of September 30, 2022, GasLog had $284.0 million of cash and cash equivalents. An amount of $25.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of September 30, 2022, GasLog had an aggregate of $3.3 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $329.2 million is repayable within one year. Current bank borrowings include an amount of $32.6 million with respect to the associated debt of the Steam vessel Methane Heather Sally, classified as held for sale as of September 30, 2022 and $80.9 million with respect to the associated debt of the GasLog Chelsea, which GasLog agreed to sell following its conversion to a Floating Storage Regasification Unit (“FSRU”). The sale is expected to be completed by the fourth quarter of 2023. Furthermore, as of September 30, 2022, we also had an aggregate of $330.0 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai, the GasLog Salem and the GasLog Skagen, of which $41.5 million is payable within one year.

As of September 30, 2022, the total remaining balance of the contract prices of the four LNG carriers on order was $742.0 million, of which $144.4 million is due within 12 months and will be funded by the four sale and lease-back agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of September 30, 2022, GasLog’s current assets totaled $452.4 million, while current liabilities totaled $540.4 million, resulting in a negative working capital position of $88.0 million. Current liabilities include $68.8 million of unearned revenue in relation to hires received in advance of September 30, 2022 (which represents a non-cash liability that will be recognized as revenue in October 2022 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and lease-back transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended September 30, 2022, under the GasLog Partners’ preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 233,179 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 198,746 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 178,544 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid under the Repurchase Programme in the third quarter of 2022 was $20.0 million, including commissions and an amount of $4.7 million relating to 90,841 Series A Preference Units, 70,000 Series B Preference Units and 27,000 Series C Preference Units, which were repurchased during the third quarter of 2022 and cancelled post quarter-end, on October 3, 2022.

Since inception of the Repurchase Programme in March 2021, and up to September 30, 2022, GasLog Partners has repurchased and cancelled 313,779 Series A Preference Units, 975,966 Series B Preference Units and 794,143 Series C Preference Units, for an aggregate amount of $57.1 million, including commissions.

Fleet Update

Owned Fleet

As of November 10, 2022, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Chelsea (3)	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Singapore (4)	2010	155,000	Singapore LNG Corporation	TFDE	March 2023	—

3	GasLog Athens (5)	2006	145,000	DESFA (5)	Steam	June 2023	2023 (5)
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company (6)	TFDE	July 2024	2025 (6)
5	GasLog Saratoga	2014	155,000	Mitsui (7)	TFDE	September 2024	—
6	GasLog Genoa	2018	174,000	Shell (8)	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (8)
7	GasLog Windsor	2020	180,000	Centrica (9)	X-DF	April 2027	2029-2033 (9)
8	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
9	GasLog Georgetown	2020	174,000	Cheniere (10)	X-DF	November 2027	2030-2034 (10)
10	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
11	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
12	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (8)
14	GasLog Warsaw	2019	180,000	Endesa (11)	X-DF	May 2029	2035-2041 (11)
15	GasLog Wales	2020	180,000	Jera (12)	X-DF	March 2032	2035-2038 (12)

As of November 10, 2022, the Partnership’s owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (10)
2	GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
				Energy Trading Company (13)		March 2024	—
3	GasLog Sydney	2013	155,000	Naturgy (14)	TFDE	April 2023	—
4	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (8)
5	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
6	Methane Alison Victoria	2007	145,000	CNTIC VPower (15)	Steam	October 2023	2024-2025 (15)
7	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (8)
8	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
9	GasLog Santiago	2013	155,000	Trafigura (16)	TFDE	December 2023	2024–2028 (16)
10	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (8)
11	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
12	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

Bareboat Vessels

As of November 10, 2022, our bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Salem (17)	2015	155,000	Gunvor	TFDE	March 2026	—
2	GasLog Skagen (17)	2013	155,000	Tokyo LNG	TFDE	September 2024	—
3	GasLog Hong Kong (17)	2018	174,000	TotalEnergies (18)	X-DF	December 2025	2028 (18)
4	Methane Julia Louise (17)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (8)
5	GasLog Houston (17)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (8)

As of November 10, 2022, the Partnership’s bareboat fleet consisted of the following vessel:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai (17)	2013	155,000	Gunvor Woodside (19)	TFDE	January 2023 February 2025 (19)	— 2026 (19)
2	Methane Heather Sally (17)	2007	145,000	SEA Charterer	Steam	July 2025	—

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The GasLog Chelsea is scheduled to be converted into an FSRU in 2023.

(4)	The vessel is chartered to Singapore LNG Corporation. Subject to receipt of firm notice by the end of 2023, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) no later than twelve months thereafter for use as a floating storage unit (“FSU”) in support of an LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

(5)	The vessel Methane Lydon Volney was renamed to GasLog Athens in August 2022. The vessel is chartered to the Hellenic Gas Transmission System Operator (DESFA) S.A. (“DESFA”) for a period of one year. DESFA has the right to extend the charter by six additional months provided that DESFA gives us advance notice of declaration.

(6)	The vessel is chartered to a multinational oil and gas company. The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of the declaration.

(7)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(8)	The vessel is chartered to Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(9)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(10)	The vessels are chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.

(11)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(12)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(13)	The vessel is expected to commence its time charter with a Swiss-headquartered energy trading company following expiration of its current charter with a major trading house.

(14)	The vessel is chartered to Naturgy Aprovisionamientos S.A. (“Naturgy”).

(15)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(16)	Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.

(17)	Gas-six Ltd., GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Skagen, the GasLog Salem and the GasLog Shanghai, respectively, to a wholly owned subsidiary of China Development Bank Leasing and leased it back for a period of five years, with no repurchase option or obligation. GAS-twenty one Ltd. has sold the Methane Heather Sally to an unrelated party and leased back under a bareboat charter until the middle of 2025 with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing Co. Limited, the Methane Julia Louise to Lepta Shipping Co. Ltd. and the GasLog Houston to Hai Kuo Shipping 2051G Limited, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(18)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(19)	The vessel is expected to commence its time charter with Woodside after completing its scheduled dry-docking. The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

Future Deliveries

As of November 10, 2022, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd.:

LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

(1)   M-type, Electronically controlled Gas Injection (“MEGI”) engine.

(2)   Charter expiration to be determined based upon actual date of delivery.

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and September 30, 2022

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2021	September 30, 2022
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	23,508	24,827
Deferred financing costs	5,564	9,079
Other non-current assets	4,866	3,217
Derivative financial instruments, non-current portion	1,913	20,949
Tangible fixed assets	5,002,829	4,560,538
Vessels under construction	22,939	145,372
Right-of-use assets	363,035	403,612
Total non-current assets	5,434,165	5,177,105
Current assets
Vessel held for sale	—	60,760
Trade and other receivables	28,595	53,142
Dividends receivable and other amounts due from related parties	18	19
Derivative financial instruments, current portion	596	15,249
Inventories	8,327	9,005
Prepayments and other current assets	5,798	5,225
Short-term cash deposits	—	25,000
Cash and cash equivalents	282,246	283,997
Total current assets	325,580	452,397
Total assets	5,759,745	5,629,502
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	692,536	658,888
Reserves	15,322	12,587
(Accumulated deficit)/Retained earnings	(65,117)	86,500
Equity attributable to owners of the Group	643,741	758,975
Non-controlling interests	924,630	924,126
Total equity	1,568,371	1,683,101
Current liabilities
Trade accounts payable	15,892	17,910
Ship management creditors	119	1,569
Amounts due to related parties	27	203
Derivative financial instruments, current portion	25,518	7,786
Other payables and accruals	153,501	142,286
Borrowings, current portion	553,161	329,169
Lease liabilities, current portion	30,905	41,523
Total current liabilities	779,123	540,446
Non-current liabilities
Derivative financial instruments, non-current portion	28,694	15,946
Borrowings, non-current portion	3,105,059	3,000,496
Lease liabilities, non-current portion	271,945	288,515
Other non-current liabilities	6,553	100,998
Total non-current liabilities	3,412,251	3,405,955
Total equity and liabilities	5,759,745	5,629,502

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Revenues	208,162	241,918	586,499	671,737
Voyage expenses and commissions	(3,158)	(3,757)	(12,751)	(11,084)
Vessel operating and supervision costs	(41,929)	(39,091)	(121,870)	(125,174)
Depreciation	(51,384)	(57,233)	(147,567)	(170,074)
Impairment loss	(16,853)	—	(16,853)	(56,911)
Loss on disposal of non-current assets	—	(167)	—	(744)
General and administrative expenses	(7,043)	(5,706)	(32,283)	(22,608)
Profit from operations	87,795	135,964	255,175	285,142
Financial costs	(38,193)	(49,338)	(128,797)	(126,173)
Financial income	30	1,081	116	1,493
(Loss)/gain on derivatives	(1,737)	21,611	12,236	67,342
Share of profit/(loss) of associates	647	(195)	1,767	740
Total other expenses, net	(39,253)	(26,841)	(114,678)	(56,598)
Profit for the period	48,542	109,123	140,497	228,544
Attributable to:
Owners of the Group	28,031	77,917	81,181	168,441
Non-controlling interests	20,511	31,206	59,316	60,103
	48,542	109,123	140,497	228,544

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2021	September 30, 2022
Cash flows from operating activities:
Profit for the period	140,497	228,544
Adjustments for:
Depreciation	147,567	170,074
Impairment loss	16,853	56,911
Loss on disposal of non-current assets	—	744
Share of profit of associates	(1,767)	(740)
Financial income	(116)	(1,493)
Financial costs	128,797	126,173
Gain on derivatives (excluding realized gain/loss on forward foreign exchange contracts held for trading)	(12,417)	(71,218)
Share-based compensation	3,337	612
	422,751	509,607
Movements in working capital	1,350	(37,361)
Net cash provided by operating activities	424,101	472,246
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(492,287)	(125,847)
Proceeds from sale and sale and leaseback, net of commissions	—	177,032
Proceeds from FSRU forthcoming sale	—	92,780
Other investments	—	(579)
Dividends received from associate	1,250	—
Purchase of short-term cash deposits	(2,500)	(25,000)
Maturity of short-term cash deposits	2,500	—
Financial income received	116	1,004
Net cash (used in)/provided by investing activities	(490,921)	119,390
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	471,867	333,248
Loan and bond repayments	(340,592)	(648,553)
Principal elements of lease payments	(8,293)	(29,835)
Interest paid	(133,850)	(122,105)
Loan/bond modification costs related to the take-private transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”)	(15,718)	—
Payment of cash collaterals for swaps	(7,100)	—
Release of cash collaterals for swaps	25,427	990
Payment of loan and bond issuance costs	(10,274)	(4,652)
Loan issuance costs received	379	—
Payment of equity raising costs	(334)	(20)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	10,000	—
Dividends paid (common and preference)	(54,974)	(79,362)
Repurchase of GasLog Partners’ preference units	(12,361)	(38,740)
Net cash used in financing activities	(75,823)	(589,029)
Effects of exchange rate changes on cash and cash equivalents	(337)	(856)
(Decrease)/increase in cash and cash equivalents	(142,980)	1,751
Cash and cash equivalents, beginning of the period	367,269	282,246
Cash and cash equivalents, end of the period	224,289	283,997

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the Transaction (such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	48,542	109,123	140,497	228,544
Depreciation	51,384	57,233	147,567	170,074
Financial costs	38,193	49,338	128,797	126,173
Financial income	(30)	(1,081)	(116)	(1,493)
Loss/(gain) on derivatives	1,737	(21,611)	(12,236)	(67,342)
EBITDA	139,826	193,002	404,509	455,956
Foreign exchange gains, net	(325)	(304)	(714)	(232)
Restructuring costs	660	(4)	804	1,685
Transaction Costs	708	—	9,666	840
Impairment loss	16,853	—	16,853	56,911
Loss on disposal of non-current assets	—	167	—	744
Adjusted EBITDA	157,722	192,861	431,118	515,904

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	48,542	109,123	140,497	228,544
Non-cash gain on derivatives	(7,448)	(24,890)	(39,019)	(85,544)
Write-off of unamortized loan fees	841	294	4,369	1,444
Foreign exchange gains, net	(325)	(304)	(714)	(232)
Restructuring costs	660	(4)	804	1,685
Transaction Costs	775	—	25,385	840
Impairment loss	16,853	—	16,853	56,911
Loss on disposal of non-current assets	—	167	—	744
Unrealized foreign exchange losses, net on cash	285	376	337	856
Adjusted Profit	60,183	84,762	148,512	205,248